
October 2, 2023

Pui Lan Patrick Tsang
Chief Executive Officer
TG Venture Acquisition Corp.
1390 Market Street, Suite 200
San Francisco, California 94102

> **Re: TG Venture Acquisition Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-41000**

Dear Pui Lan Patrick Tsang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kelvin Liu